

07004408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Main Street
(No. and Street)

Columbia (City) SC (State) 29202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Perry 803.931.1693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes, PLLC
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Rd Suite 200 Raleigh NC 27607
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Britt Borders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

James Robert Scott [signature]
Horry County, SC
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

Board of Directors
First Citizens Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of First Citizens Securities Corporation (the "Company"), as December 31, 2006 and for the period November 1, 2006 through December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Greenville, South Carolina
February 23, 2007



Dixon Hughes PLLC
Charlotte, North Carolina

February 23, 2007

We are providing this letter in connection with your audit of the balance sheet of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bancorporation, Inc.) (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from November 1, 2006 through December 31, 2006, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. accounting principles generally accepted in the United States of America.. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America, and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject.

2. We have made available to you:

    a. All financial records and related data.

1230 Main Street, Columbia, South Carolina 29201 • PO Box 29, Columbia, South Carolina 29202 • telephone 866.931.1691 • fax 803.931.1196



b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. All significant board and committee actions are included in the summaries.

c. Regulatory examination reports, supervisory correspondence, and similar materials from applicable regulatory agencies.

3. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

4. There have been no:

   a. Instances of fraud[1], whether or not material, involving management or other employees who have a significant role in internal control over financial reporting.

   b. Instances of fraud involving others that could have a material effect on the financial statements.

   c. Allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

   d. Communications from the SEC, NASD or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

   e. Violations or possible violations of laws or regulations, the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   f. Agreements with regulatory agencies that have a material effect on the financial statements.

---

[1] We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the financial statements not to be presented in conformity with accounting principles generally accepted in the United States of America.

1230 Main Street, Columbia, South Carolina 29201 • PO Box 29, Columbia, South Carolina 29202 • telephone 866.931.1691 • fax 803.931.1196



5. We believe the effects of the uncorrected financial statement misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We have informed you of all possible illegal acts brought to our attention.

7. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information[2].

8. There are no:

    a. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*.

    b. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by SFAS No. 5.

9. Provision, when material, has been made for:

    a. Losses, costs, or expenses that may be sustained in the collection of loans, receivables, contracts, acceptances, leases, and other real estate owned.

    b. Losses on commitments to purchase or sell assets, foreign exchange contracts or financial futures contracts.

    c. Losses to be sustained as a result of other-than temporary declines in the fair value of investments.

---

[2] A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected.

1230 Main Street, Columbia, South Carolina 29201 • PO Box 29, Columbia, South Carolina 29202 • telephone 866.931.1691 • fax 803.931.1196



a. Related party[3] transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Agreements to repurchase assets previously sold, including sales with recourse.

c. Commitments to purchase or sell securities under forward-placement, financial futures contracts and standby commitments.

d. Guarantees, whether written or oral, under which the Company is contingently liable. The Company has recognized its obligations under guarantees issued or modified after December 31, 2002 in accordance with FASB Interpretation Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*.

e. Significant estimates and material concentrations[4] known to management that are to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, *Disclosure of Certain Significant Risks and Uncertainties.*

f. Off-balance sheet activities, including non-consolidation and revenue recognition.

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[3] We understand that the term "related party" refers to affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefits of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its managements; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might by prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

[4] Significant estimates are estimates at the balance sheet date which could change materially within next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year. Concentrations include material sources of financing, including off-balance sheet arrangements and transactions with unconsolidated, limited purpose entities, and contingencies inherent in the arrangements, that are reasonably likely to affect the continued availability of liquidity and financing.

1230 Main Street, Columbia, South Carolina 29201 • PO Box 29, Columbia, South Carolina 29202 • telephone 866.931.1691 • fax 803.931.1196



g. Changes in accounting principles affecting consistency.

h. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

i. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

17. Customers' debit balances, brokers debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

18. The deferred tax asset valuation allowance has been determined pursuant to the provisions of SFAS No. 109, *Accounting for Income Taxes*, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

19. SFAS No. 109 tax planning strategies used in determining the amount of the valuation allowance are prudent and feasible strategies that would, if necessary, be implemented.

20. The calculations of current and deferred tax expense (benefit) and related current and deferred tax assets and liabilities have been determined based on appropriate provisions of applicable enacted tax laws and regulations.

21. No transactions or activities are planned that would result in any recapture of the base-year, tax-basis bad debt reserves.

22. There are no capital withdrawals anticipated within the next six months other than as discloses in the financial statements or notes thereto.

23. There are no material weaknesses or inadequacies at December 31, 2006, or during the period January 1, 2007, to February 23, 2007, in internal control and control activities for safeguarding securities and the practices and procedures followed –

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

1230 Main Street, Columbia, South Carolina 29201 • PO Box 29, Columbia, South Carolina 29202 • telephone 866.931.1691 • fax 803.931.1196



c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

24. Net capital computations, prepared by the Company during the period from December 31, 2006 through January 7, 2007, indicated that the Company was not in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. The 2006 year-end Focus report filing reflected the negative net capital position, thus the NASD was aware of this violation.

25. Net capital computations, prepared by the Company during the period from January 8, 2007 through February 23, 2007, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Very truly yours,

First Citizens Securities Corporation

Britt Borders
President

Kimberly Perry
Treasurer and Chief Compliance Officer

Robert Spires
Director of Compliance and Operations

1230 Main Street, Columbia, South Carolina 29201 • PO Box 29, Columbia, South Carolina 29202 • telephone 866.931.1691 • fax 803.931.1196

APPENDIX A

First Citizens Securities
Summary of Unadjusted Audit Differences
FYE 12/31/06

	As Presented	Unadjusted Errors	As Adjusted
ASSETS			
Cash	$ 464,395		$ 464,395
Prepaid Expenses	19,886		19,886
Income tax receivable	52,315	(2,896)	49,419
Other assets	52,667	-	52,667
TOTAL ASSETS	$ 589,263	$ (2,896)	$ 586,367
LIABILITIES AND STOCKHOLDER'S EQUITY			
Due to Related parties	$ 307,028		$ 307,028
Accrued Salary Expense	124,237	-	124,237
TOTAL LIABILITIES	431,265	-	431,265
Common stock, $100, par value, 1 share authorized, issued and outstanding	100		100
Additional paid-in-capital	249,900		249,900
Retained earnings (deficit)	(92,002)	(2,896)	(94,898)
TOTAL STOCKHOLDER'S EQUITY	157,998	(2,896)	155,102
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 589,263	$ (2,896)	$ 586,367

STATEMENT OF INCOME

	As Presented	Unadjusted Errors	As Adjusted
REVENUE			
Commissions	$ 304,482		$ 304,482
Other income	21,692	-	21,692
Total Revenue	326,174	-	326,174
EXPENSES			
Employee compensation and benefits	329,080		329,080
Fees paid to Related Parties	50,000		50,000
Professional feees	32,387		32,387
Priniting and office supplies	6,739		6,739
Other expenses	52,285	-	52,285
Total expenses	470,491	-	470,491
Loss before income tax benefit	(144,317)		(144,317)
Income tax benefit	52,315	(2,896)	49,419
Net loss	$ (92,002)	$ (2,896)	$ (94,898)

EXPLANATION OF UNADJUSTED DIFFERENCES:

	Increase (Decrease) In: Assets	Liabilities	Equity	Income
Beginning of year:				
Prior year overaccrual of income taxes (None at beginning of year)		-	-	
	$ -	$ -	$ -	
During the current year:				
To properly record income tax expense				
Tax Benefit		-	(2,896)	
Tax Reciveable	(2,896)	-	-	
	$ (2,896)	$ -	$ (2,896)	$ -

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2006

(With Independent Auditors' Report Thereon)



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Securities Corporation:

We have audited the accompanying balance sheet of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the period November 1, 2006 through December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2006 and the results of its operations and its cash flows for the period November 1, 2006 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Greenville, South Carolina
February 23, 2007

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Balance Sheet
December 31, 2006

		2006
ASSETS		
Cash	$	464,395
Prepaid expenses		19,886
Income tax receivable		52,315
Other assets		52,667
Total assets		589,263
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 3)		307,028
Accrued salary expense		124,237
Total liabilities		431,265
Stockholder's equity (Note 6):		
Common stock, $100 par value, 1 share authorized, issued and outstanding		100
Additional paid-in capital		249,900
Retained earnings (deficit)		(92,002)
Total stockholder's equity		157,998
Total liabilities and stockholder's equity	$	589,263

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statement of Income
November 1, 2006 through December 31, 2006

	2006
REVENUES	
Commissions	$ 304,482
Other income	21,692
Total revenues	326,174
EXPENSES	
Employee compensation and benefits (Note 5)	329,080
Fees paid to Related Parties (Note 3)	50,000
Professional fees	32,387
Printing and office supplies	6,739
Other expenses (Note 3)	52,285
Total expenses	470,491
Loss before income tax benefit	(144,317)
Income tax benefit (Note 4)	52,315
Net loss	$ (92,002)

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statement of Changes in Stockholder's Equity
November 1, 2006 through December 31, 2006

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Initial capitalization of Company	1	$ 100	$ 249,900	$ —	$ 250,000
Net loss	—	—	—	(92,002)	(92,002)
Balance at December 31, 2006	1	$ 100	$ 249,900	$ (92,002)	$ 157,998

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statement of Cash Flows
November 1, 2006 through December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (92,002)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in income tax receivable	(52,315)
Increase in prepaid expenses	(19,886)
Increase in other assets	(52,667)
Increase in due to Related Parties	307,028
Increase in accrued salary expense	124,237
Net cash provided by operating activities	214,395
CASH FLOWS FROM FINANCING ACTIVITIES	
Capitalization of Company	250,000
Net cash provided by financing activities	250,000
Increase in cash	464,395
Cash at beginning of period	—
Cash at end of period	$ 464,395

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc. ("First Citizens" or the "Parent") through the issuance of 1 share of $100 par value common stock. The Parent is a wholly owned subsidiary of First Citizens Bancorporation, Inc. ("Bancorporation"), a financial holding company located in Columbia, South Carolina. First-Citizens Bank and Trust Company, Raleigh, North Carolina ("FCBNC") is the wholly-owned subsidiary of First Citizens BancShares, Inc. ("BancShares"). Bancorporation's Vice Chairman and one of its principal shareholders are directors and executive officers of BancShares and FCBNC. First Citizens, other subsidiaries of Bancorporation, BancShares and FCBNC are collectively referred to as "Related Parties".

The Company commenced operations on November 1, 2006.

FC Securities is a registered broker/dealer in securities with the National Association of Securities Dealers, Inc. ("NASD") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Income Taxes
The Company is included in the consolidated federal income tax return of Bancorporation, and computes its provision for federal income taxes using Bancorporation's federal income tax rate. A tax allocation arrangement exists between the Company and Bancorporation. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(b) Commission Revenue
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(c) Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2006, the Company had $286,980 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change. In 2006, a $50,000 conversion fee was paid to FCBNC for the conversion of accounts to the Company effective November 1, 2006.

NOTE 3 – TRANSACTIONS AND RELATED PARTIES (Continued)

As of January 1, 2007, the Company will pay a management fee to First Citizens to compensate it for various executive management and professional services.

The Company pays an occupancy expense and purchases equipment from First Citizens, as applicable. The Company's total occupancy expense to First Citizens for the year was $52.

NOTE 4 – INCOME TAXES

The component of income tax benefit is as follows:

	2006
Current:	
Federal	$ (52,315)
	$ (52,315)

The income tax benefit for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	Amount
Income tax benefit at federal rate	$ 50,511
Other	1,804
	$ 52,315

NOTE 5 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Due to the Company having few employees at year-end, no pension expense has been allocated to the Company by the Parent.

The Parent also sponsors a defined contribution savings plan (the "CAP Plan"), covering substantially all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During the year, the Company made matching contributions of approximately $4,412 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

NOTE 6 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with the NASD. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital as defined of $33,130, which was a deficit of $20,778 to its required net capital of $53,908. The Company's aggregate indebtedness to net capital ratio was 13.02 to 1.

On January 8, 2007, the Company was in compliance with the net capital requirements.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2006

	2006
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 431,265
NET CAPITAL	
Total stockholder's equity	157,998
Less nonallowable assets:	
Prepaid expenses	19,886
Excess cash deposit with the Parent bank	—
Other assets	52,667
Other receivables	52,315
Net capital before haircuts	33,130
Haircut adjustment	—
Net capital	33,130
Capital requirement	53,908
Net capital deficit	$ (20,778)
Ratio – aggregate indebtedness to net capital	13.02 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2006.

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 2**

(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $ -0- at December 31, 2006.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2006.

The accompanying notes are an integral part of these financial statements.


END